Exhibit 12.1

E*TRADE Financial Corporation

Consolidated Ratio of Earnings to Fixed Charges

	6 months ended 6/30/05	6 months ended 6/30/04	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
Fixed charges:
Interest expense	$351,623	$264,641	$557,978	$531,698	$608,914
Amortization of debt issue expense	971	1,545	2,083	3,084	3,217
Estimated interest portion within rental expense	3,167	3,081	6,376	10,202	10,136
Preference securities dividend requirements of consol. subs	—	—	—	—	—
Total fixed charges	$355,761	$269,267	$566,437	$544,984	$622,267

Earnings:
Income (loss) before income taxes, extraordinary item and cumulative effect less equity in income (loss) of investments	$318,832	$284,239	$549,641	$289,116	$195,988
Fixed charges	355,761	269,267	566,437	544,984	622,267

Less:
Preference securities dividend requirement of consol subs	—	—	—	—	—
Earnings	$674,593	$553,507	$1,116,077	$834,100	$818,255
Ratio of earnings to fixed charges	$1.90	$2.06	$1.97	$1.53	$1.31
Proforma ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Excess (deficiency) of earnings to fixed charges	$318,832	$284,239	$549,641	$289,116	$195,988
Proforma excess (deficiency) of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A